UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2021

VEREIT, INC.
VEREIT OPERATING PARTNERSHIP, L.P.
(Exact name of Registrant as specified in its charter)

Maryland	001-35263	45-2482685
Delaware	333-197780	45-1255683
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2325 E. Camelback Road, 9th Floor
Phoenix,	AZ	85016
(Address of principal executive offices, including zip code)

(800)	606-3610
(Registrant’s telephone number, including area code)
________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:		Trading symbol(s):	Name of each exchange on which registered:
Common Stock	$0.01 par value per share (VEREIT, Inc.)	VER	New York Stock Exchange
6.70% Series F Cumulative Redeemable Preferred Stock	$0.01 par value per share (VEREIT, Inc.)	VER PRF	New York Stock Exchange
 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

VEREIT, Inc.		VEREIT Operating Partnership, L.P.
Emerging growth company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
VEREIT, Inc. ☐ VEREIT Operating Partnership, L.P. ☐

Item 1.01 Entry Into a Material Definitive Agreement.
As previously disclosed, on April 29, 2021, VEREIT, Inc., a Maryland corporation (“VEREIT”), and VEREIT Operating Partnership, L.P., a Delaware limited partnership (“VEREIT OP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Realty Income Corporation (“Realty Income”), a Maryland corporation, Rams MD Subsidiary I, Inc., a Maryland corporation and wholly owned subsidiary of Realty Income (“Merger Sub 1”), and Rams Acquisition Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Realty Income (“Merger Sub 2”). Pursuant to the terms and conditions of the Merger Agreement, upon the closing, (i) Merger Sub 2 will be merged with and into VEREIT OP (the “Partnership Merger”), with VEREIT OP continuing as the surviving entity and, immediately following the Partnership Merger, (ii) VEREIT will be merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation (the “Merger” and, together with the Partnership Merger, the “Mergers”).

On June 25, 2021, VEREIT, VEREIT OP, Realty Income, Merger Sub 1 and Merger Sub 2 entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to provide that, at the date and time the Partnership Merger becomes effective (the “Partnership Merger Effective Time”), each outstanding VEREIT OP Common Unit (as defined in the Merger Agreement) owned by VEREIT, Realty Income or their respective affiliates as of immediately prior to the Partnership Merger Effective Time shall remain outstanding as partnership interests in the surviving entity, and shall not be converted into the right to receive the number of newly issued shares of Realty Income Common Stock equal to 0.705 per VEREIT OP Common Unit.

All other terms of the Merger Agreement, which was previously filed by VEREIT as Exhibit 2.1 to VEREIT’s Current Report on Form 8-K on April 30, 2021, remain unchanged.

The foregoing summary description of the Merger Agreement Amendment is subject to and qualified in its entirety by reference to the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, on June 4, 2021 Realty Income filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as it may be amended from time to time, the “Registration Statement”), which contains a preliminary joint proxy statement/prospectus, and each party will file other documents regarding the proposed transaction with the SEC. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
2.1
Amendment No. 1 to Agreement and Plan of Merger, dated June 25, 2021, by and among VEREIT, Inc., VEREIT Operating Partnership, L.P., Realty Income Corporation, Rams MD Subsidiary I, Inc., and Rams Acquisition Sub II, LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VEREIT, INC.

By:	/s/ Lauren Goldberg
Name:	Lauren Goldberg
Title:	Executive Vice President, General Counsel and Secretary

VEREIT OPERATING PARTNERSHIP, L.P. By: VEREIT, Inc., its sole general partner

By:	/s/ Lauren Goldberg
Name:	Lauren Goldberg
Title:	Executive Vice President, General Counsel and Secretary

Date: June 25, 2021